

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 4, 2016

Clifford R. Cone, Esq.
Clifford Chance US LLP
31 W 52nd Street
New York, NY 10019

Re: NorthStar Real Estate Capital Income Master Fund
        Registration Statement on Form N-2
        File No.: 811-23134

Dear Mr. Cone:

NorthStar Real Estate Capital Income Master Fund (the "Fund") filed a draft registration statement on February 4, 2016 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

4. In connection with the Seed Capital Investments, how will the Fund shares received by the seed capital investors be voted? Will those Fund shares be mirror voted in accordance to votes received at the feeder fund level?

Item 3. Fee Table and Synopsis

Page 2

1. Discuss in the correspondence the method for accounting for organizational and offering ("O&O") costs on the books of the Fund. Include in the correspondence the literature that supports the accounting for O&O costs for a continuously offered closed-end fund. In addition, please note in the correspondence whether the Fund is limited in the accrual for O&O costs to 1% of the aggregate gross proceeds raised to date when preparing financial statements.

2. Please file as an exhibit the agreement between the Fund and NSAM Adviser that limits the Fund's organization and offering costs to 1% of gross proceeds raised. Please confirm the Fund will reimburse the NSA Adviser for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the NSAM Adviser.

3. Please confirm the Fund will reimburse the NSAM Adviser for organization and offering costs equal to 1% of aggregate gross proceeds raised at the time any advisory fee is paid to the NSAM Adviser.

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We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response to this letter should be in the form of a letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

Asen Parachkevov
Attorney Adviser